CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$7,137,000	$219.11

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $435,471.79 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $219.11 offset against the registration fee due for this offering and of which $435,252.68 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 734 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 54-IV dated May 4, 2007	Registration Statement No. 333-130051 Dated October 10, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co.
$7,137,000
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index due October 15, 2010

General

  The notes are designed for investors who seek a return of 1.5 times the appreciation of a weighted diversified basket of international indices up to a maximum total return on the notes of 60% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 15, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on October 10, 2007 and are expected to settle on or about October 15, 2007.

Key Terms

Basket:

The notes are linked to a basket consisting of the Dow Jones EURO STOXX 50®, the FTSE™ 100 Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index (each a “Basket Index,” and together, the “Basket Indices”).

Component Weightings:

The EURO STOXX Weighting is 25%, the FTSE Weighting is 25%, the Nikkei Weighting is 25%, the S&P BRIC Weighting is 20% and the CECEEUR Weighting is 5% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Upside Leverage Factor:	1.5

Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.5, subject to a Maximum Total Return on notes of 60%. For example, if the Basket Return is more than 40%, you will receive the Maximum Total Return on the notes of 60%, which entitles you to a maximum payment at maturity of $1,600 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Basket Return x 1.5)]

Your principal is protected against up to a 15% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 15%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was October 10, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:

100 x [1 + (FTSE Return * FTSE Weighting) + (EURO STOXX Return * EURO STOXX Weighting) + (Nikkei Return * Nikkei Weighting) + (FTSE Return * FTSE Weighting) + (S&P BRIC Return * S&P BRIC Weighting) + (CECEEUR Return * CECEEUR Weighting)]

Each of the FTSE Return, the EURO STOXX Return, the Nikkei Return, the S&P BRIC Return and the CECEEUR Return is the performance of the relevant Basket Index, expressed as a percentage, from its respective closing level on the pricing date to its closing level on the Observation Date. The FTSE Starting Level, the EURO STOXX Starting Level, the Nikkei Starting Level, the S&P BRIC Starting Level and the CECEEUR Starting Level will be the closing level of the FTSE™ 100 Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index, respectively, on the pricing date. For additional information, see “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 54-IV.

Observation Date:	October 12, 2010†
Maturity Date:	October 15, 2010†
CUSIP:	48123MCM2
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 54-IV.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 54-IV and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$14.30	$985.70

Total	$7,137,000	$102,059.10	$7,034,940.90

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $14.30 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note.See “Underwriting” beginning on page PS-125 of the accompanying product supplement no. 54-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 10, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 54-IV dated May 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 54-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 54-IV dated May 4, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001766/e27198_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by 1.5, up to the Maximum Total Return on the notes of 60%, or $1,600 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the Ending Basket Level declines by more than 15%, for every 1% decline beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The S&P BRIC 40 Index consists of 40 stocks from the emerging markets of Brazil, Russia, India and China. The CECEEUR Index consists of 27 stocks that are located on one of three sub-indices — the Czech Traded Index, the Hungarian Traded Index or the Polish Traded Index. For add itional information about the Basket and each Basket Index, please see “The Dow Jones EURO STOXX 50® Index,” “The FTSE™ 100 Index,” “The Nikkei 225 Index,” “The S&P BRIC 40 Index” or “The CECEEUR Index” in the accompanying product supplement no. 54-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 54-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 54-IV dated May 4, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 60%, regardless of the appreciation in the Basket, which may be significant.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the FTSE™ 100 Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index
PS-1
  THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX, THE FTSE™ 100 INDEX, THE NIKKEI 225 INDEX OR THE CECEEUR INDEX — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the FTSE™ 100 Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are based, or for the exchange rate fluctuations between the U.S. dollar and the European Union euro with respect to the CECEEUR Index, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar or European Union euro over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  SOME OF THE COMPONENTS OF THE BASKET, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the stocks composing the S&P BRIC 40 Index are converted into dollars for the purposes of calculating the value of the S&P BRIC 40 Index, and the prices of the stocks composing the CECEEUR Index are converted into European Union euros for purposes of calculating the value of the CECEEUR Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the S&P BRIC 40 Index and the CECEEUR Index. Your net exposure will depend on the extent to which the currencies of the stocks composing the S&P BRIC 40 Index strengthen or weaken against the U.S. dollar and the extent to which the currencies of the stocks composing the CECEEUR Index strengthen or weaken against the European Union euro. If, taking into account such weighting, the U.S. dollar or the European Union euro strengthens against the respective component currencies, the value of the applicable Basket Index will be adversely affected and the payment at maturity of the notes may be reduced.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar, the European Union euro, the Japanese yen, the U.K. pound, the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, and the correlation between those rates and the levels of the S&P BRIC 40 Index and the CECEEUR Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the FTSE™ 100 Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index
PS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 60%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180	80.00%	60.00%
170	70.00%	60.00%
160	60.00%	60.00%
150	50.00%	60.00%
140	40.00%	60.00%
130	30.00%	45.00%
120	20.00%	30.00%
110	10.00%	15.00%
105	5.00%	7.50%
100	0.00%	0.00%
95	-5.00%	0.00%
90	-10.00%	0.00%
85	-15.00%	0.00%
80	-20.00%	-5.00%
70	-30.00%	-15.00%
60	-40.00%	-25.00%
50	-50.00%	-35.00%
40	-60.00%	-45.00%
30	-70.00%	-55.00%
20	-80.00%	-65.00%
10	-90.00%	-75.00%
0	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105, is greater than the Starting Basket Level of 100 and the Basket Return multiplied by 1.5 does not exceed the Maximum Total Return, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.5)] = $1,075

Example 2: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 150. Because the Ending Basket Level of 150 is greater than the Starting Basket Level of 100 and the Index Return of 50% multiplied by 2 exceeds the Maximum Total Return of 60%, the investor receives a payment at maturity of $1,600 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 85. Because the Ending Basket Level of 85, is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Ending Basket Level of 70, is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 15%)] = $850

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0. Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$1,000 + [$1,000 x (-100% + 15%)] = $150

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the FTSE™ 100 Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index
PS-3

Historical Information

The following graphs show the historical weekly performance of the FTSE™ 100 Index, Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, and the CECEEUR Index from January 4, 2002 through October 5, 2007, and the S&P BRIC 40 Index as well as the Basket as a whole from February 6, 2004 through October 10, 2007. The S&P BRIC 40 Index was officially launched by S&P on June 20, 2006, and S&P makes available hypothetical backtested historical data for the weekly performance of the S&P BRIC 40 Index back to February 6, 2004. The graph of the historical Basket performance assumes the Basket level on February 6, 2004 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the Dow Jones EURO STOXX 50® Index on October 10, 2007 was 4442.61. The closing level of the FTSE™ 100 Index on October 10, 2007 was 6633.00. The closing level of the Nikkei 225 Index on October 10, 2007 was 17177.89. The closing level of the S&P BRIC 40 Index on October 10, 2007 was 3194.71. The closing level of the CECEEUR Index on October 10, 2007 was 2897.98.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.

The performance of the S&P BRIC 40 Index, as well as the Basket, is based on hypothetical historical analysis and does not necessarily reflect the future performance of the S&P BRIC 40 Index or the Basket. The method of calculation used for this hypothetical historical analysis is the same as the method used to determine the S&P BRIC 40 closing level on the pricing date.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the FTSE™ 100 Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the S&P BRIC 40 Index and the CECEEUR Index
PS-4